FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of July, 2001
                                          -----

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F  X      Form 40-F
                                  ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes        No  X
                                            ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Trimark Oil & Gas Ltd.
                                        ---------------------------------------
                                        (Registrant)

Date  July 31, 2001                      By  /s/ "Nick DeMare"
      ----------------------            ---------------------------------------
                                         Nick DeMare, Director
                                         (Signature)*

     *Print the name and title of the signing officer under his signature.

                                BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:                      X     Schedule A
                                           -------
                                              X     Schedules B & C
                                           -------
                                           (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                             TRIMARK OIL & GAS LTD.
                                           -------------------------------------
ISSUER ADDRESS                             #1305 - 1090 WEST GEORGIA STREET
                                           VANCOUVER, BC   V6E 3V7
                                           -------------------------------------
ISSUER TELEPHONE NUMBER                    (604) 685-9316
                                           -------------------------------------
ISSUER FAX NUMBER                          (604) 683-1585
                                           -------------------------------------
CONTACT PERSON                             MR. NICK DEMARE
                                           -------------------------------------
CONTACT'S POSITION                         DIRECTOR
                                           -------------------------------------
CONTACT'S TELEPHONE NUMBER                 (604) 685-9316
                                           -------------------------------------
CONTACT'S E-MAIL ADDRESS                   ndemare@chasemgt.com
                                           -------------------------------------
WEBSITE                                    N/A
                                           -------------------------------------
FOR QUARTER ENDED                          MAY 31, 2001
                                           -------------------------------------
DATE OF REPORT                             JULY 30, 2001
                                           -------------------------------------
                                  CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DONALD W. BUSBY            "Donald W. Busby"                   01/07/30
--------------------------------------------------------------------------------
NAME OF DIRECTOR           SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

NICK DEMARE                "Nick DeMare"                       01/07/30
--------------------------------------------------------------------------------
NAME OF DIRECTOR           SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A



















--------------------------------------------------------------------------------


                             TRIMARK OIL & GAS LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                  MAY 31, 2001

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                           CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)


                                                                                     As at         As at
                                                                                    May 31,      August 31,
                                                                                     2001           2000
                                                                                       $             $
                                                                                                 (Audited)
                                                    A S S E T S
CURRENT ASSETS

Cash                                                                                227,215      1,306,708
Amounts receivable                                                                  232,611        261,634
Inventory supplies                                                                   91,625              -
Current portion of other assets (Note 4)                                            193,213              -
                                                                                -----------    -----------
                                                                                    744,664      1,568,342
PETROLEUM INTERESTS (Note 3)                                                     10,214,290      7,795,380
OTHER ASSETS (note 4)                                                               621,641        772,905
                                                                                -----------    -----------
                                                                                 11,580,596     10,136,627
                                                                                ===========    ===========

                                               L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                            432,219        306,565
                                                                                -----------    -----------

                                       S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                                                           18,367,748     17,141,542
SHARE SUBSCRIPTIONS RECEIVED (Note 5)                                               113,985         83,000
DEFICIT                                                                          (7,333,356)    (7,394,480)
                                                                                -----------    -----------
                                                                                 11,148,377      9,830,062
                                                                                -----------    -----------
                                                                                 11,580,596     10,136,627
                                                                                ===========    ===========

APPROVED BY THE DIRECTORS


"Donald W. Busby", Director

"Nick DeMare", Director

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT
                      (Unaudited - Prepared by Management)




                                               Three Months Ended May 31,   Nine Months Ended May 31,
                                               --------------------------   -------------------------
                                                   2001            2000         2001           2000
                                                     $               $            $              $
                                                                (Note 2)                    (Note 2)
REVENUES
Oil and gas sales                                  208,365         48,178      467,971        165,910
Interest and other                                  24,625         39,924       83,813        119,304
                                               -----------    -----------   ----------     ----------
                                                   232,990         88,102      551,784        285,214
                                               -----------    -----------   ----------     ----------

OTHER EXPENSES
Production                                          60,459         26,723      136,495        129,846
Depreciation and depletion                          59,371         15,283      147,667         75,874
General and administration                          64,657         17,612      206,498        316,020
                                               -----------    -----------   ----------     ----------
                                                   184,487         59,618      490,660        521,740
                                               -----------    -----------   ----------     ----------
NET INCOME (LOSS) FOR THE PERIOD                    48,503         28,484       61,124       (236,526)
DEFICIT - BEGINNING OF THE PERIOD               (7,381,859)    (7,362,641)  (7,394,480)    (7,097,631)
                                               -----------    -----------   ----------     ----------
DEFICIT - END OF THE PERIOD                     (7,333,356)    (7,334,157)  (7,333,356)    (7,334,157)
                                               ===========    ===========   ==========     ==========
INCOME (LOSS) PER COMMON SHARE                      $0.003         $0.015       $0.004       $(0.016)
                                               ===========    ===========   ==========     ==========


BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                      (Unaudited - Prepared by Management)




                                               Three Months Ended May 31,   Nine Months Ended May 31,
                                               --------------------------   --------------------------
                                                   2001            2000         2001           2000
                                                     $               $            $              $
                                                                (Note 2)                      (Note 2)

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net income (loss) for the period                    48,503        28,484        61,124       (236,526)
Items not involving cash
     Depreciation and depletion                     59,371        15,283       147,667         75,874
     Effect of unrealized foreign
          exchange gain on other assets             (7,403)            -       (38,588)             -
                                               -----------    ----------    ----------     ----------
                                                   100,471        43,767       170,203       (160,652)
(Increase) decrease in amounts receivable          (24,636)        4,313        29,023        (36,741)
Increase in inventory supplies                           -             -       (91,625)             -
Increase (decrease) in accounts payable
     and accrued liabilities                       397,414        23,235       125,654       (157,363)
                                               -----------    ----------    ----------     ----------
                                                   473,249        71,315       233,255       (354,756)
                                               -----------    ----------    ----------     ----------
FINANCING ACTIVITIES
Issuance of common shares                                -             -     1,144,000        651,110
Share subscriptions received                       113,985       830,000       113,985        830,000
Share issue costs                                        -             -          (794)             -
Issuance of special warrants                             -             -             -      2,452,691
Special warrants issue costs                             -             -             -       (261,203)
Deferred financing costs                                 -       (60,900)            -        (60,900)
                                               -----------    ----------    ----------     ----------
                                                   113,985       769,100     1,257,191      3,611,698
                                               -----------    ----------    ----------     ----------
INVESTING ACTIVITIES
Other assets                                        (3,362)            -        (3,362)             -
Advance                                                  -      (187,063)            -       (187,063)
Additions to petroleum interests                (1,265,584)     (782,908)   (2,566,577)    (1,609,391)
                                               -----------    ----------    ----------     ----------
                                                (1,268,946)     (969,971)   (2,569,939)    (1,796,454)
                                               -----------    ----------    ----------     ----------
INCREASE (DECREASE) IN CASH                       (681,712)     (129,556)   (1,079,493)     1,460,488
CASH - BEGINNING OF PERIOD                         908,927     3,163,525     1,306,708      1,573,481
                                               -----------    ----------    ----------     ----------
CASH - END OF PERIOD                               227,215     3,033,969       227,215      3,033,969
                                               ===========    ==========    ==========     ==========


BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2001
                      (Unaudited - Prepared by Management)


1.       SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


2.       CHANGE IN ACCOUNTING POLICY

         On August 31, 2000, the Company changed its method of accounting for its petroleum interests from the successful efforts method to the full cost method. Management believes that the new accounting policy is more appropriate for oil and gas companies such as the Company.

         This change in accounting policy has been applied retroactively. Based on the Company's petroleum resource activities conducted to date, the loss for the nine months ended May 31, 2000 and the deficit as at May 31, 2000 was reduced by $52,562 and petroleum interests, as at May 31, 2000, was increased by $52,562.


3.       PETROLEUM INTERESTS

                                                                            As at          As at
                                                                           May 31,       August 31,
                                                                            2001            2000
                                                                              $              $
                                                                                         (Audited)
        Proved properties                                                 4,747,493       3,853,696
        Unproved properties                                               9,242,303       7,636,914
        Gathering facility and pipeline                                      67,391               -
                                                                       ------------    ------------
                                                                         14,057,187      11,490,610
        Less: accumulated depreciation, depletion and impairment         (3,842,897)     (3,695,230)
                                                                       ------------    ------------
                                                                         10,214,290       7,795,380
                                                                       ============    ============

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2001
                      (Unaudited - Prepared by Management)


3.       PETROLEUM INTERESTS (continued)

         Depreciation and depletion expense in the three and nine months ended May 31, 2001 and the ceiling test performed at May 31, 2001, are computed using reserve estimates which the Company believes are reasonable and are based on the best information available. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value. A formal engineering report will be prepared in conjunction with the Company's fiscal year end of August 31, 2001 and, accordingly, the amounts reflected at year end could differ from the estimates reflected in these financial statements.


4.       OTHER ASSETS

                                                                            As at          As at
                                                                           May 31,       August 31,
                                                                            2001            2000
                                                                              $              $
                                                                                         (Audited)
        Convertible note                                                    618,280         588,880
        Loan to President                                                   193,213         184,025
        Other                                                                 3,362               -
                                                                       ------------    ------------
                                                                            814,855      11,490,610
        Less:  current portion                                             (193,213)              -
                                                                       ------------    ------------
                                                                            621,642      11,490,610
                                                                       ============    ============


The Company has provided a US$125,000 relocation loan to the Presidentof the Company. The loan bears interest at 5% per annum, compounded monthly, and currently matures March 27, 2002. During the nine months ended May 31, 2001, the Company was paid interest of $7,398.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2001
                      (Unaudited - Prepared by Management)


5.       SHARE CAPITAL

         Authorized - unlimited common shares without par value
         Issued and outstanding -

                                                          As at May 31, 2001          As at August 31, 2000 (Audited)
                                                    ------------------------------    ------------------------------
                                                          Number            $               Number             $

         Balance, beginning of period                   16,005,446      17,141,542        11,625,360      12,414,941
                                                    --------------  --------------    --------------   -------------
         Issued during the period
              Private placements                         2,318,570       1,227,000         3,699,279       4,399,261
              Exercise of options                                -               -           200,000         228,000
              Exercise of warrants                               -               -           325,000         286,000
              Exercise of agents warrants                        -               -           155,807         137,110
                                                    --------------  --------------    --------------   -------------
                                                         2,318,570       1,227,000         4,380,086       5,050,371
         Issuance costs                                          -            (794)                -        (323,770)
                                                    --------------  --------------    --------------   -------------
                                                         2,318,570       1,226,206         4,380,086       4,726,601
                                                    --------------  --------------    --------------   -------------
         Balance, end of period                         18,324,016      18,367,748        16,005,446      17,141,542
                                                    ==============  ==============    ==============   =============

         During the nine months ended May 31, 2001, the Company completed the following private placements:

         (i) 118,570 units at $0.70 per unit for gross proceeds of $83,000. The Company incurred $794 issuance costs relative to the financing. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.84 per share on or before June 19, 2002. As at August 31, 2000, the proceeds had been received and was recorded as share subscriptions received; and

         (ii)     2,200,000  units,  at $0.52 per  unit,  for  $1,144,000  gross proceeds. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional share for a period of two years at $0.52 per share. The purchasers of the private placement are a private company owned by the President of the Company and Hilton Petroleum Ltd., a public company which is a significant minority shareholder and in which certain of its officers and directors are also officers and directors of the Company.

         As at May 31, 2001, the Company had received $113,985 pursuant to a proposed private placement financing of 2,164,000 units at $0.54 per unit with officers, directors and insiders of the Company. Each unit will consist of one common share and one share purchase warrant. Two warrants will entitle the holder to purchase an additional share for a period of two years at an exercise price of $0.62 per share. The balance of the funds were received subsequent to May 31, 2001.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2001
                      (Unaudited - Prepared by Management)


6.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended May 31, 2001, the Company was charged $108,372 for management, professional, accounting and administrative fees provided by companies controlled by directors of the Company.

         (b)      See also Note 5.


7.       SEGMENTED INFORMATION

         As at May 31, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                        Nine Months Ended May 31, 2001
                                              ---------------------------------------------------
                                               Identifiable                             Net
                                                  Assets            Revenues       Income (Loss)
                                                    $                  $                 $
         United States                            10,740,382            479,965            99,465
         Canada                                      840,214             71,819           (38,341)
                                              --------------     --------------    --------------
                                                  11,580,596            551,784            61,124
                                              ==============     ==============    ==============



                                                        Nine Months Ended May 31, 2000
                                              ---------------------------------------------------
                                               Identifiable                             Net
                                                  Assets            Revenues       Income (Loss)
                                                    $                  $                 $
         United States                             6,803,412            174,162           (74,484)
         Canada                                    3,120,730            111,052           (49,759)
                                              --------------     --------------    --------------
                                                   9,924,142            285,214          (124,243)
                                              ==============     ==============    ==============

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


1.(a)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the nine months ended May 31, 2001:
                                                                            $

         Administration and accounting                                   54,335
         Audit and legal                                                 29,915
         Filing fees                                                     10,403
         Foreign exchange                                               (70,369)
         Investor relations                                              36,277
         Management and professional                                     83,091
         Office                                                          21,575
         Shareholder communications                                       1,874
         Transfer agent                                                   9,667
         Travel                                                          29,730
                                                                     ----------
                                                                        206,498
                                                                     ==========


1.(b)    RELATED PARTY TRANSACTIONS

         (i) During the nine months ended May 31, 2001, the Company was charged $108,372 for management, professional, accounting and administrative fees provided by companies controlled by directors of the Company.

         (ii) The Company has provided a US$125,000 relocation loan to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, and currently matures March 27, 2002. During the nine months ended May 31, 2001, the Company was paid interest of $7,398.

         (iii) During the nine months ended May 31, 2001, the Company had completed a 2,200,000 unit private placement for $1,144,000. The purchasers of the private placement are a private company owned by the President of the Company and Hilton Petroleum Ltd., a public company which is a significant minority shareholder and of which certain of its officers and directors are also officers and directors of the Company.

         (iv) As at May 31, 2001, the Company had received $113,985 pursuant to a proposed private placement financing of 2,164,000 units at $0.54 per unit with officers, directors and insiders of the Company.

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


2.(a)    SECURITIES ISSUED DURING THE NINE MONTHS ENDED MAY 31, 2001

         Date of       Type of      Type                                      Total        Type of
          Issue        Security     of Issue         Number      Price     Proceeds    Consideration  Commission
         --------      --------     --------         ------      -----     --------    -------------  ----------

         Sept.12/00    Common       Private          118,570     $0.70      $83,000(1)     Cash           Nil
                                    Placement
         Jan.16/01     Common       Private          500,000     $0.52     $260,000        Cash           Nil
                                    Placement
         Mar.6/01      Common       Private        1,700,000     $0.52     $884,000        Cash           Nil
                                    Placement

         (1)   Proceeds received prior to September 1, 2000.


2.(b)    OPTIONS GRANTED DURING THE NINE MONTHS ENDED MAY 31, 2001

         Date               Number       Type                                     Exercise
         Granted          of Shares      of Option        Name                     Price         Expiry Date
         -------          ---------      ---------        ---------------         --------       -----------
         Jan. 25/01         393,000      Director         Donald W. Busby          $0.60         Jan. 25/04
         Jan. 25/01          60,000      Director         George Muscroft          $0.60         Jan. 25/04
         Jan. 25/01         100,000      Director         Nick DeMare              $0.60         Jan. 25/04
         Jan. 25/01          50,000      Employee         Ian Padden               $0.60         Jan. 25/04
         Jan. 25/01         100,000      Director         Dick Darrow              $0.60         Jan. 25/04
         Jan. 25/01          15,000      Employee         Betty L. Moody           $0.60         Jan. 25/04
         Jan. 25/01          30,000      Employee         Harvey Lim               $0.60         Jan. 25/04
         Jan. 25/01          15,000      Employee         Arabella Smith           $0.60         Jan. 25/04
         Jan. 25/01          15,000      Employee         Rosanna Wong             $0.60         Jan. 25/04
         Jan. 25/01          15,000      Employee         Linda Liu                $0.60         Jan. 25/04
         Jan. 25/01           7,000      Employee         Jacqueline Hibbs         $0.60         Jan. 25/04
                         ----------
                            800,000

3.(a)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2001

                                                                    Issued
                                          Authorized       -------------------------
         Class           Par Value          Number           Number         Amount
         -----           ---------        ----------       ----------    -----------
         Common             WPV           Unlimited        18,324,016    $18,367,748


BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


3.(b)    OPTIONS AND WARRANTS OUTSTANDING AS AT MAY 31, 2001

                                            Exercise Price
         Security            Number              Per Share          Expiry Date

         Options             612,000              $1.14              Jul. 23/02
         Options             125,000              $1.90              Oct. 01/02
         Options              50,000              $0.77              Jun. 13/03
         Options             800,000              $0.60              Jan. 25/04
                          ----------
                           1,587,000

         Warrants          2,790,234              $0.97              Jul. 14/01
         Warrants          1,256,782              $1.73              Sep. 24/01
         Warrants          1,185,715              $0.84              Jun. 05/02
         Warrants            118,570              $0.84              Jun. 19/02
         Warrants            500,000              $0.52              Jan. 16/03
         Warrants          1,700,000              $0.52              Mar. 06/03
                           ---------
                           7,551,301


3.(c)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2001

         10,417 shares remain held in escrow as at May 31, 2001.


3.(d)    LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2001

         Directors:
             Donald W. Busby
             Nick DeMare
             George Muscroft
             Dick Darrow

         Officers:
             Donald W. Busby, President, Chairman & CEO
             Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001



MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

The Company is an independent oil and gas exploration company with its shares listed for trading on the Canadian Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin and Sacramento Basins of California. The Company is involved in a number of high potential exploration projects in this area, the most notable being the East Lost Hills project and Regional California.

Operations

During the nine months ended May 31, 2001, the Company reported a net income of $61,124 compared to a net loss of $236,526 incurred for the comparable 2000 period. The improved operations in 2001 reflects the significant impact of the development and commencement of production from the ELH #1 and the Gus Landry wells.

Revenue from oil and gas sales increased 182% during 2001, to $467,971, compared to $165,910 for the comparable period in 2000. The increase was attributed to a combination of higher commodity prices received to date through fiscal 2001 and increased production from the commencement of production from the ELH #1 well in February 2001 and the Gus Landry well in November 2000. Revenue from oil sales decreased 8% from $89,453 in 2000 to $82,329 in 2001. Oil production decreased 16% from 2,429 bbls in 2000 to 2,048 bbls in 2001 and average selling prices received increased 9%, from $36.83/bbl in 2000 to $40.20/bbl in 2001, partially offsetting the decrease in production. Revenue from natural gas sales increased 404%, from $76,457 in 2000 to $385,642 in 2001. Natural gas production increased 62%, from 25,275 mcf in 2000 to 40,939 mcf in 2001. In addition, the average selling price of natural gas received by the Company increased 207%, from $3.03/mcf in 2000 to $9.29/mcf in 2001. The increase in natural gas prices was due to the demand for energy, particularly in California, from late 2000 to early 2001. The selling price realized to date is not expected to continue for the balance of fiscal 2001. The Company sells its oil and gas on a spot basis.

The Company's production expenses decreased 5% to $136,494 in 2001 from $129,846 in 2000. On a per unit basis, production expenses decreased to $3.31/MCF in 2001 from $5.06/MCF in 2000.

The recent successful development of the ELH #1 well has added significant reserves to the Company's reserve base. Depreciation and depletion for the nine months ended May 31, 2001, is computed using Company reserve estimates which it believes are reasonable and are based on the best information available. The Company will commission an independent reserve report which will include East Lost Hills in conjunction with its fiscal year ending August 31, 2001. The Company's amortization, depreciation and depletion expenses increased to $147,667 in 2001 from $75,874 in 2000. On a per unit basis, the rate was $3.58/MCF for the nine months ended May 31, 2001 compared to $2.95/MCF for the comparable period in 2000.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)


General and administrative costs decreased by $109,522, from $316,020 in 2000 to $206,498 in 2001. Of the decrease, $85,288 is attributed to the effect of foreign exchange, as the Company recorded a $14,919 foreign exchange loss in 2000, compared to foreign exchange gain of $70,369 in 2001. Audit and legal fees decreased by $29,379, from $59,294 in 2000 compared to $29,915 in 2001, due to costs incurred in 2000 in the preparation and submission of the Company's Form 20-F registration statement with the United States Securities Commission.

The Company incurred  $2,566,577 during the nine months ended May 31, 2001 (2000
- $1,609,391) for drilling costs, delay rentals, acquisition of acreage, direct geological and geophysical costs, and other related direct costs.

Liquidity and Capital Resources

It is anticipated that the future development of the Company's business will require additional, and possibly substantial, capital expenditures. The level of capital expenditures will depend, in part, on the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs. The Company will, most likely, need to raise additional funds to cover capital expenditures. These funds may come from cash flow, equity or debt financing, or from sales of interests in its properties although there is no assurance continued funding will be available.

During the nine months ended May 31, 2001, the Company had completed private placements totaling 2,318,570 shares for gross proceeds of $1,227,000. The Company has used the funds primarily to fund exploration and development of the East Lost Hills and San Joaquin Projects and exploration of the Regional California Program. As of May 31, 2001, the Company had received the $113,985 proceeds pursuant to a proposed private placement financing of 2,164,000 units, comprising of common shares and warrants. Subsequent to quarter end, the Company received the balance of the funds. The Company has also announced a convertible debenture financing to raise up to $1 million. Subsequent to quarter end, the Company received $400,000 proceeds pursuant to this financing.

At May 31, 2001, the Company had a working capital of $312,445. The Company had no outstanding long- term debt at May 31, 2001, and had not entered into any commodity swap arrangements or hedging transactions. The Company has, however, initiated a convertible debenture financing. Although the Company has no current plans to do so, it may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production. The Company anticipates that it will continue to experience significant fluctuations in its working capital as it raises the necessary funding to continue to participate in ongoing drilling programs.

Properties Update

1.       East Lost Hills

The following provides a summary update at the East Lost Hills project in the San Joaquin Basin of California.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)

On March 19, 2001, the previous operator, Berkley Petroleum Corporation was acquired by Anadarko Petroleum Corporation, and effective on that date, Anadarko became the operator of the East Lost Hills project.

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. The Company has recorded revenues and expenses associated with this production for the nine months ended May 31, 2001. Production from the ELH #1 well has been constrained during the quarter due to downstream factors, including processing, marketing, water disposal and periodic power outages due to California's ongoing energy shortage. The Company expects this periodic production curtailment to continue in the near future. Anadarko is exploring alternatives for processing, marketing and water disposal.

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The partners have subsequently attempted a number of remedial completion operations to enhance the productivity and response of the well. The remedial efforts included acidizing the existing perforations, re-perforation, and perforation of additional zones. Results of these efforts are inconclusive at this time. The partners also undertook production logging of the productive interval to gain additional information and data related to reservoir performance and response. Analysis of these tests are under review. The partners are also currently evaluating the economics of production facilities and pipeline connection to produce the well. The partners will make a decision regarding hookup of the production or a possible sidetrack of the well after appropriate analysis.

The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

The ELH #4 well commenced drilling on November 26, 2000 at a location approximately 4 miles southeast of the ELH #1 well. This well is projected to drill to approximately 20,000 feet and test the lower Temblor interval. Intermediate casing was set at 17,009 feet and the well is currently drilling in the Temblor at approximately 19,800 feet.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)

The ELH #9 well commenced drilling on July 21, 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction.

During the first half of calendar 2001, the participants at East Lost Hills participated in the acquisition of approximately 165 square miles of 3D seismic data over the East Lost Hills structure and surrounding acreage. The data acquisition has been completed and the seismic data is currently being processed. Upon final interpretation of the data, the participants expect to be able to more accurately map the East Lost Hills structure and will use the data for selection of potential delineation and development well locations.

2.       San Joaquin Basin

The participants in this joint venture, on the recommendations of the operator, Anadarko, have determined that the Lucky Dog Prospect will not be drilled and accordingly, the Joint Venture has relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect (formerly Pyramid Power) is expected to commence late in the third quarter or early fourth quarter of calendar 2001.

The Cal Canal Prospect remains on hold and a decision to deepen the existing well bore will not be made until information regarding reservoir quality and performance is obtained from ongoing drilling efforts in the San Joaquin Basin. The decision to deepen the well bore must be made and initiated by February 28, 2002 or the prospect lands will revert to the vendor.

3.       Regional California

The Company is engaged in a regional exploration program in the Sacramento and San Joaquin Basins of California and to date a number of prospects have been identified. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects.

The following provides a summary update of the 2001 drilling program for Regional California:

Brown Sugar - Sacramento Basin

The Brown Sugar 1-6 well commenced drilling on September 23, 2000 and drilled to a total depth of 3,494 feet. It encountered 22 feet of gas bearing sand in the Kione sand truncation between 2,385 feet and 2,407 feet. Production commenced on May 1, 2001 and the average daily production rate has been calculated at approximately 950 MCF/day gas. No future development is required on this prospect.

Parsley Prospect - Sacramento Basin

The initial test well on the Parsley Prospect commenced drilling on July 10, 2001. This prospect has a mapped potential of 20 - 30 BCF of natural gas. The main objective is the Winters Sands at a total depth of

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)

9,000 feet. The Parsley Prospect is an AVO anomaly, which has historically been a highly successful tool in finding hydrocarbon accumulations in the Sacramento Basin. Drilling is expected to take approximately 30 days. The Company has a 39.00% working interest BPO in this prospect.

Merlot Prospect - Sacramento Basin

The initial test well on the Merlot prospect commenced drilling on July 12, 2001. The target is the Peters Sand, a total depth of approximately 3,500 feet. The mapped potential is between 3 - 5 bcf of natural gas. Drill results should be available by early August 2001.

Basil Prospect - Sacramento Basin

The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and is considered to be the most significant of the Company's current prospects. The mapped potential is between 80 - 160 BCF of natural gas. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun field has produced approximately 90 BCF since its discovery in the late 1940's. The Company has a 31.72% working interest BPO in this prospect.

Mica Prospect - San Joaquin Basin

The Mica #1-17 was drilled early in this year's drilling program and it was determined that the bottom hole location was outside of the sand channel objective. This drilling data further defined where the Company believes the channel can be located. The Company's geo-scientists have proposed a new location to drill the Mica #2 exploratory well and it is expected to spud early in October. The mapped potential of the Mica prospect is between 7 - 10 million BOE. The company has a 39.00% working interest BPO in this prospect.

Sequoia Prospect - San Joaquin Basin

The Sequoia well commenced drilling in late May 2001 and drilling was completed on June 15, 2001. The well did not identify any hydrocarbons and was abandoned.

4.       Gus Landry

The Gus Landry well, situated in Jefferson Davis Parish, Louisiana, was drilled and successfully perforated at the end of September 2000. The well commenced production on September 25, 2000 and was shut-in on May 8, 2001 due to the increase in water production. The operator has identified a very thin zone approximately 100 feet deeper and is currently evaluating data to determine if an attempt should be made to complete this deeper zone. A decision to recomplete or plug and abandon the well must be made by August 8, 2001, or the leases will expire. Since commencement of production the Gus Landry well has produced approximately 102,400 MCF's gas. The Company holds a 24% working interest (15.9% net revenue interest).

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE NINE MONTHS ENDED MAY 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Investor Relations Activities

During the nine months ended May 31, 2001, the Company paid $36,277 for investor relations services and related costs.

The Company has entered into an investor relations agreement with Eland Jennings Investor Services. The agreement is for a period of one year commencing April 1, 2001 and may be terminated by either party on written notice and can be renewed for an additional year upon mutual agreement. The Company has agreed to pay Eland Jennings consulting fees of $6,000 per month plus disbursements and costs.